FOR IMMEDIATE RELEASE

CONTACT:
Tel: 604-685-5200
Email: info@Lbix.com

CLARIFICATION

VANCOUVER, CANADA – January 30, 2006 -- LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only independent, fully integrated premium beverage company, announces that an article in a local Vancouver, British Columbia business publication released this week attributed to a member of Company management a specific prediction on future revenues. Although the Company remains optimistic about its prospects, its management does not make predictions or provide estimates or guidance on future performance. Consequently, the referenced statement should not be relied upon.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue™, TREK® Sports Drink, Soy2O®, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, Brand X Originals®, Infinity™ Sparkling Mountain Spring Water and Cool Canadian® Mountain Spring Water.

Safe Harbor

The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements which are not historical facts, are forward-looking statements. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are intended to identify forward-looking statements concerning the Company’s expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. Reliance should not be placed on these forward-looking statements, which reflect the views of our directors and management as at the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

We Build Brands™
©2006 Leading Brands, Inc.

This news release is available at www.LBIX.com